

February 5, 2014

<u>Via E-mail</u>
Herman Yu
Acting Chief Financial Officer
Weibo Corporation
7/F, Shuohuang Development Plaza,
No. 6 Caihefang Road, Haidian District, Beijing, 100080
People's Republic of China

> **Re:** **Weibo Corporation**
> **Draft Registration Statement on Form F-1**
> **Submitted on January 9, 2014**
> **CIK No. 1595761**

Dear Mr. Yu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations available on our website.

4.   We note your extensive use of industry jargon and acronyms. Please revise your disclosure, to the extent possible, to eliminate industry jargon and to replace acronyms, such as CPM, CPE, VIE, and ICP, among others, with concise, readily understandable phrases that describe the concepts you seek to convey. Please define each acronym the first time it is used.

5.   Wherever you provide an amount in RMB, please provide the U.S. Dollar equivalent. See, for example, pages 65, 140, and 141.

Facing Page

6.   Please disclose the name and address of your agent in the United States. Refer to Item 4.A.4 of Form 20-F.

Prospectus Summary

Our Business, page 1

7.   Please include a prominent discussion of your relationship with your parent company SINA whose chief executive and financial officers are also your chief executive and financial officers. Discuss your status as a "controlled company" given SINA's majority ownership of your ordinary shares and your plan to rely on the "controlled company" exemptions from certain corporate governance requirements.

8.   Please provide support for your statement that you are a "leading social media platform."

9.   Please provide support for the following descriptions of your business on page 1 and clarify the standard or measure on which you base your claims:

- By providing "an unprecedented and simple way" for people to express themselves, "Weibo has had a profound impact in China…."
- "Weibo has become a cultural phenomenon in China."
- "For many people in China, Weibo is a life-changing experience…."
- "Weibo is also fundamentally changing the media industry in China…."

10.   Please expand your disclosure to discuss in greater detail and in quantitative terms your revenue sources. Clarify, if true, that you do not generate revenues from users or platform partners. If you generate revenues from these sources, disclose whether the amounts generated are material. Further explain the differences among users, platform partners, and customers and the extent to which there is overlap among these categories.

11.   Please revise your disclosure throughout to avoid using vague terms, such as "extraordinary," "real difference," "profound" and the like in describing your business services. We refer, for example, to statements such as "[p]eople can accomplish extraordinary things through Weibo" (page 4). To the extent possible, describe your services and the impact of your services using more precise, objective, and quantitative terms.

12.   Please disclose in the Prospectus Summary that your financial statements were prepared on a carve-out basis.

Corporate History and Structure, page 8

13.   Please include a cross-reference to the more detailed discussion of your corporate history and structure beginning on page 64 of your prospectus.

Conventions Which Apply to this Prospectus, page 10

14.   Please clarify, consistent with your disclosure on page 24, that a user may have more than one account and that the MAU and DAU metrics therefore could count the same user more than once. Disclose also that these internal statistics have not been independently verified. Provide similar clarifying disclosure in your Management's Discussion and Analysis and Business sections. In addition, please clarify in the glossary that "MAU" and "DAU" refer to monthly active users and daily active users, respectively.

Risk Factors, page 17

General

15.   Please tell us what consideration you have given to including a risk factor discussing the recent recommendation by the Commission's Administrative Law Judge that your accounting firm, PricewaterhouseCoopers Zhong Tian LLP, be suspended from auditing U.S.-listed companies for six months, and the impact this may have on your financial statements and operations.

Risks Related to Our Business

"If we are unable to compete effectively for user traffic…," page 18

16.   Please disclose any recent declines in user traffic and user engagement and discuss any
        material impact on your operating results.

"We expect to generate a significant portion of our advertising and marketing…," page 21

17.   You have included a projection of the revenues that you expect to generate in connection
        with your alliance with Alibaba. Please explain and disclose the basis for presenting this
        projection, including the assumptions used to support your projection. Alternatively,
        revise to remove this disclosure. See General Instruction C.4 of Form 20-F.

18.   Please include a cross-reference to the discussion of your relationship with Alibaba on
        page 70.

"Privacy concerns relating to our products and services...," page 22

19.   You disclose that in Hong Kong, you are prohibited from collecting user information
        without a user's prior consent. Please explain the impact such restrictions in Hong Kong
        and other jurisdictions with similar prohibitions have had on the effectiveness of your
        social interest graphs and your ability to sell advertising to your customers.

"Our business and growth could suffer…," page 25

20.   We note that members of your executive team and your board of directors also serve on
        the executive team and board of directors of SINA, your parent company. In particular,
        your chief executive officer, Charles Chao, also serves as SINA's chief executive officer,
        and your chief financial officer, Herman Yu, also serves as SINA's chief financial
        officer. Please explain how you plan to handle potential conflicts of interest with respect
        to areas of business that potentially overlap with SINA and whether you have any
        policies in this regard. Please also disclose whether you carry key man insurance on your
        key employees.

Risks Related to Our Carve-out from SINA and Our Relationship with SINA, page 29

Risks Relating to Our Corporate Structure, page 33

21.   We note that your contractual arrangements may not be as effective in providing control
        over Beijing Weimeng Technology Co., Ltd (the "VIE") as direct ownership due to
        uncertainties in the interpretation and enforcement of PRC laws and regulations. We
        further note that such uncertainties could limit your ability to enforce your contractual
        arrangements and you may lose effective control over the VIE and assets owned by your

VIE and its subsidiary. Please revise to clarify that a loss of control would result in deconsolidation of the VIE and its subsidiary.

"If the PRC government finds...," page 33

22.   We note your statement that "[i]n the opinion of [y]our PRC counsel" your current ownership structure, the ownership structure of your subsidiary, and the VIE are in compliance with PRC law, as well as your statement in the following risk factor that you have been "advised by your PRC counsel" that your contractual relationships with the VIE are valid, binding, and enforceable under PRC law. Please name your PRC counsel in the prospectus and file as an exhibit to your registration statement a copy of your PRC counsel's opinion, as well as counsel's written consent to being named in the prospectus and to your references to the opinion in the prospectus.

Risks Relating to Doing Business in China

"Regulation and censorship of information disseminated over the internet…," page 35

23.   Please discuss how the regulation and censorship of information disseminated over the internet in China has impacted your user base, your users' engagement with your platform and your ability to monetize your users' activity.

"We and/or our Hong Kong subsidiary may be classified…," page 40

24.   Please make clear here, or elsewhere as appropriate, the basis for your belief that you should not be treated as a resident enterprise and include an assessment of your business under the four conditions discussed in this risk factor.

Special Note Regarding Forward-Looking Statements and Industry Data, page 56

25.   We note your statement in this section that you "have not independently verified" the data and estimates obtained from industry publications and reports. Please note that if you choose to utilize industry data in a prospectus, you adopt such information and are responsible for the content. Accordingly, please revise the text in this section as necessary so that you do not suggest that you could lack a reasonable belief as to the completeness and accuracy of the industry data you elect to include in your filing.

26.   Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the second sentence of this section beginning, "[a]ll statements other than statements of historical facts…," appears to be overly broad. Please narrow your statement accordingly or remove it.

Use of Proceeds, page 57

27.   Please discuss the interest rate and maturity applicable to your loan from SINA. To the extent the indebtedness was incurred within the past year, please discuss the uses of the loan proceeds. Refer to Item 3.C.4 of Form 20-F.

Corporate History and Structure, page 64

28.   Please include a cross-reference to the risk factor subsection "Risks Relating to Our Corporate Structure."

29.   Disclose here, consistent with your disclosure on page 41, that you rely principally on dividends and other distributions from your subsidiary for your cash needs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 74

30.   We note that in September 2013 over 70% of your average DAUs accessed Weibo from mobile devices. We also note from disclosure in other areas of the filing that mobile revenues accounted for over 28% of your advertising and marketing revenues in the first nine months of 2013. Please tell us what consideration was given to disclosing the percentage of your average DAUs that accessed Weibo from mobile devices in the comparable period. Also, in light of the disproportionate relationship between the percentage of mobile users and the percentage of mobile revenues, tell us what consideration was given to disclosing revenue per DAU and revenue per MAU by platform, to the extent management uses such metrics. Refer to SEC Release 33-8350.

Trends in Our User Metrics, page 77

31.   We note the following metrics disclosed in your overview section: the number of registered user accounts to date, the number of feeds shared by users in December 2013, the number of advertising and marketing customers for the nine months ended September 30, 2013, and the number of platform partners to date. However, you have not provided comparative metrics for prior periods, or changes therein. Please revise to disclose comparative metrics for the periods presented in the filing. Given the prominence of these metrics in your Management's Discussion and Analysis overview, they would appear to be key performance indicators necessary to an understanding of trends in your business. Refer to Section III.B.1 of SEC Release 33-8350.

32.   Please explain the difference between tier 1 cities and tier 2 cities in China.

Key Components of Results of Operations, page 78

33.   You disclose on page 128 that you have local distributors that target SMEs throughout China. Please describe the fee arrangements, if any, you may have with these distributors and how such arrangements impact your cost of revenue or sales and marketing expense.

Results of Operations for the Years Ended December 31, 2011 and 2012 and Nine Months Ended September 30, 2012 and 2013

Gross profit (loss), page 81

34.   For what appears to be a key component of your results of operations, tell us why a discussion of gross profit (loss) is not necessary to understand your results of operations.

Revenues

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

Other revenues, page 82

35.   We note that the increase was "mainly due to relatively low revenues for game-related services and VIP membership in 2012 as [you] only began to monetize [y]our platform during the first half of 2012."   Please revise to provide additional detail, including quantification, of the types of revenue including in this category. For example, please quantify changes in the VIP memberships or game-related revenue accompanied by an explanation for relevant changes such as the change in the number of paying game players or changes in price and volume. Refer to SEC Release 33-8350 and Form 20-F, Part I. Item 5.A.

Liquidity and Capital Resources, page 85

36.   We note that substantially all of your future revenues are likely to continue to be in the form of RMB, and the inability to convert RMB into foreign currencies or remit foreign currency out of China may impact your liquidity, among other things. As of the most recent balance sheet date please revise to disclose, by respective denominations, the amount of cash located in each jurisdiction in which your affiliated entities are domiciled. For entities within China, disclose the amount of cash held by your VIE and its subsidiary separately from the amount of cash held by other entities.

37.   We note you have disclosed sources and amounts of your cash flows. However it is not clear that you have disclosed within this section the nature and extent of any legal or economic restrictions on the ability of subsidiaries or your parent to transfer funds to the company in the form of cash dividends, other payments, loans or advances and the impact such restrictions have had or are expected to have on the ability of the company to meet

its cash obligations. In addition, you should disclose the SINA debt arrangement terms, currency and interest rate structure and any restrictions on use of funds. Revised disclosure should also give consideration to the currencies in which cash and cash equivalents are held and the extent to which borrowings are at fixed or variable rates. See Form 20-F, Part I Item 5.B Liquidity and Capital Resources.

38.   We note material increases and changes in your consolidated statements of financial position and results over the reported periods. However it is not clear that you have addressed the disclosures required by Form 20-F, Part I Item 5.D. Trend Information. Please revise as applicable.

Industry, page 99

39.   Please provide us with the relevant portions of the industry research reports you cite, such as the data from the China Internet Network Information Center, Euromonitor, World Cellular Information Service, ZenithOptimedia, CTR Market Research and iResearch, among others. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Please advise whether any of the third-party reports and studies identified throughout the prospectus were commissioned for you or any of your affiliates. If so, please clarify this fact in the forepart of the prospectus summary. Please also disclose the name and date of each industry report or study cited throughout the prospectus.

The Emergence and Increasing Importance of Social Media in China, page 100

40.   Please revise to include the names of the companies for each of the logos that appear in the graphic on page 100. We also note that the upper right quadrant of the graphic appears to contain a logo that is indecipherable.

Management

Directors and Executive Officer, page 147

41.   Please discuss any arrangement or understanding with your major shareholders or others pursuant to which any director or executive officer was selected as a director or executive officer. See Item 4 of Form F-1 and Item 6.A.5 of Form 20-F. In this regard we note your directors and executive officers' relationship with SINA.

Compensation of Directors and Executive Officers, page 150

42.   We note that you have disclosed compensation paid to your executive officers on an aggregate basis. Please supplementally confirm to us that you are not required to disclose the annual compensation of your executive officers on an individual basis under Cayman

Islands or PRC law and that you have not otherwise publicly disclosed this information. Also, in this section, disclose the aggregate amount set aside or accrued by you for pension or other retirement benefits for your named executive officers and directors for the most recently completed fiscal year. See Item 4(a) of Form F-1 and Item 6.B of Form 20-F.

Related Party Transactions

Transactions with SINA, page 155

43. We note your disclosure of the contributions from SINA, as well as the amounts due, and liabilities accrued, to SINA. Please revise to disclose the nature and extent of the transactions underlying these payments. Please also revise to disclose the terms of the loans from SINA, including the amount outstanding as of the latest practicable date, the nature of the loan and the transaction in which it was incurred, and the interest rate on the loan. Refer to Item 7.B of Form 20-F. Please also file the loan agreement that governs the loan from SINA as an exhibit to the registration statement. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Description of Share Capital

Ordinary Shares, page 157

44. We note your statement that all of your outstanding shares are fully paid and non-assessable. This disclosure is a legal determination that should be made by counsel. Please revise or advise.

Combined and Consolidated Statements of Loss and Comprehensive Loss, page F-5

45. We note from disclosure in note 9 that advertising and marketing services provided to Alibaba are related party transactions. Please revise to label revenues from such transactions as related party revenues on the face of the combined and consolidated statements of loss and comprehensive loss. Refer to Rule 4-08(k)(1) of Regulation S-X.

Note 1. Operations and reorganization

Reorganization, page F-8

46. We note that the table reflects 100% ownership of the VIE and its subsidiary by the company. However, it appears based on other disclosures in the filing that these entities are controlled by contract. Please revise accordingly or explain why revision is not necessary.

Basis of Presentation for the Reorganization, page F-10

47.   We note that the combined and consolidated financial statements include the assets, liabilities, revenue, expenses, and cash flows that were directly attributable to the Weibo business. We further note from disclosure in other areas of the filing that the combined and consolidated financial statements included in the prospectus were prepared on a "carve-out" basis. Please explain with disclosure why full financial statements were not provided as required by Regulation S-X. To the extent it is impracticable for you to provide full financial statements, please revise to include an explanation for that impracticability.

Combination and Consolidation, page F-10

48.   We note the table, which sets forth the assets, liabilities, results of operations, and changes in cash and cash equivalents of the VIE includes a total only for liabilities and the net change in cash. Please revise to disclose the liabilities and the cash flows of the VIE on a more disaggregated basis. Also, revise to disclose any significant related party transactions pertaining to the VIE. Lastly, describe the recognized and unrecognized revenue-producing assets that are held by the VIE which may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-2AA.d and 5A.d.

49.   We note that Weibo Technology has the right to determine the service fee to be charged to VIE under these agreements by considering, among other things, the technical complexity of the service, the actual cost that may be incurred for providing such service, the operations of VIE, applicable tax rates, planned capital expenditure, and business strategies. We further note that the amount of such fee was $54.5 million for the nine months ended September 30, 2013. Please revise to disclose the amount of such fees for prior periods, if any, and describe how the fees were determined.

50.   We note your disclosure that "uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the company's ability to enforce these contractual arrangements." Please revise to also state that these risks could lead to deconsolidation of the VIE.

Note 2. Significant Accounting Policies

Revenue recognition

Advertising and marketing revenues, page F-16

51.   We note that revenue from display advertisements placed on your platform for particular periods of time is recognized ratably over the contract period. Please revise to disclose the customary periods, or a range of periods, over which revenue is recognized.

52.   We note your disclosure that advertising arrangements involving multiple deliverables
        are broken down into single-element arrangements based on their relative fair value for
        revenue recognition purposes. Please tell us how your allocation method is consistent
        with the ASC 605-25-25-2 which requires that arrangement consideration be allocated
        among the separate units of accounting based on their relative selling prices.

53.   We note that for deliverables that have not been sold separately your best estimate of the
        selling price ("BESP") is used. Please revise to disclose a more detailed explanation of
        how you determine BESP including any factors, trends, inputs, techniques or assumptions
        that you incorporate into your analysis. Refer to ASC 605-25-50-2(e).

Other revenues, page F-16

54.   We note that game-related revenues from the sale of virtual currency, and ultimately
        virtual items, through your game platform are recognized over the estimated consumption
        period which is typically from a few days to one month after the purchase of in-game
        credits. Please explain how you establish what is meant by the "consumption period."
        Please tell us how you considered whether any virtual items purchased by game players
        are of a durable nature and if so, describe how you recognize revenue for such items.

55.   Please explain to us what is meant that game developers "have reasonable latitude to
        establish the prices of virtual items." In this regard, tell us what pricing latitude the
        company has in the virtual item pricing.

Note 3. Investment in Weibo, page F-25

56.   Please tell us and revise the note under the caption "Amount due to SINA" to disclose the
        terms and conditions of the debt arrangement.

Note 5. Equity Investment and Step-Up Acquisition, F-26

57.   Please provide us with the computation supporting the "Remeasurement gain upon
        obtaining control" of Weibo Interactive in the amount of $3,116,000. Tell us how the
        remeasurement gain computation complies with ASC 805-10-25-10. Explain the basis
        for using a discounted cash flow method at the acquisition date as the fair value price,
        which is the price that would be received to sell in an orderly transaction between market
        participants at the measurement date.

Note 14. Financial Instruments, page F-38

58.   We note that the option liability was measured using significant unobservable inputs
        (Level 3) when determining its fair value and we also note your disclosure the key inputs
        used to determine the fair value. However, you do not include the estimated fair value of
        your ordinary shares at the valuation date. Please tell us whether you consider this to be a
        key input and if so, revise accordingly. Also, revise to include a narrative description of

the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement. Refer to ASC 820-10-50-2.

Item 16. Exhibits and Financial Statement Schedules, page II-6

59.   Please file all exhibits as soon as possible. We must review these documents before the registration statement is declared effective and we may have additional comments.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms to the requirements of Rule 310 of Regulation S-T. Submissions of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551- 3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP